News Release	October 25, 2006

YAMANA GOLD THIRD QUARTER FINANCIAL RESULTS
NOTIFICATION AND CONFERENCE CALL

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) announces that the third quarter 2006 financial results will be released after market close on November 7, 2006. A conference call and audio replay has been scheduled for November 8, 2006 at 11:00 a.m. E.S.T. to discuss the results.

Conference Call Information:

Local and Toll Free (North America):	866-249-1964
International:	416-915-5761
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Replay Call:	416-640-1917 Passcode 21207733#
Replay Toll Free Call:	877-289-8525 Passcode 21207733#

The conference call replay will be available from 1:00 p.m. E.S.T. on November 8, 2006 until 11:59 p.m. E.S.T. on November 22, 2006.

For further information on the Conference Call or audio replay, please contact Leslie Powers or visit our website at www.yamana.com.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties, and land positions in Brazil and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For more information contact:

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Leslie Powers Director, Investor & Public Relations (416) 815-0220 E-mail: lpowers@yamana.com